Rainchief Energy Inc. Announces Resignation of Director

Trading Symbol: (OTCBB: RCFEF)	August 31, 2011

Vancouver, British Columbia — August 31, 2011 — Rainchief Energy Inc. (the “Company”) announces that on August 24, 2011, the Company accepted a notice of resignation from James Robert Moynes from his position as a Director of the Company. Mr. Moynes’ resignation was not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”

Brad Moynes, President

Forward-Looking Statements:

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements.  Words such as "anticipates", "believes", "estimates", "expects", "intends" and similar expressions, as they relate to us or our management, identify forward-looking statements.  Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management.  Actual results could differ materially from those contemplated by the forward-looking statements as a result of various factors.  We do not undertake any obligation to update such forward-looking statements.  Investors are cautioned to consider all other risks and uncertainties affecting our company, including those in filings made with the SEC.

For additional information please contact the following.

Brad Moynes, President

Tel: +1-604-601-2072
Fax: +1-604-683-8125